

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2024

David Hering
Chief Executive Officer
Invivyd, Inc.
1601 Trapelo Road, Suite 178
Waltham, MA 02451

> **Re: Invivyd, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 9, 2024**
> **File No. 333-276986**

Dear David Hering:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lauren Hamill at 303-844-1008 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Stephen Nicolai